UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 27, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 26, 2021, announcing that its Bouskara site in Morocco will procure 50% of its energy from renewable sources by 2022 compared to 1% in 2020.

PR N°C3021C

STMicroelectronics’ Bouskoura plant to use 50% of renewable energy sources by 2022

A project that advances STMicroelectronics’ commitment to sourcing renewable energy and becoming carbon-neutral by 2027.

Geneva – July 26, 2021 – As part of its action plan to achieve carbon-neutrality by 2027, STMicroelectronics (NYSE:STM), a global leader serving customers across the spectrum of electronics applications, announced today that its Bouskoura site in Morocco will procure 50% of its energy from renewable sources by 2022 compared to 1 % in 2020.

STMicroelectronics has been present in Bouskoura for over 20 years with a back-end plant which employs 2,800 people. The site has developed several programs over the last few years to reduce its indirect greenhouse gas emissions (Scope 2) and augment the use of renewable energy sources:

•	The purchase of electrical power generated by wind farm: the electricity of 12 wind turbines produced by InnoVent in North Morocco will be fed into Morocco’s national power grid and then, purchased by ST. Located in Oualidia - El Jadida in northwest Morocco, near the Atlantic Ocean, the 10-hectare wind farm built by InnoVent, a company specialized in the development and operation of wind and solar farms in France and Africa, started producing electricity on March 2021 and will reach its full capacity of 36 MW at the end of the year. With annual output expected to reach more than 80 gigawatt-hours of green energy, the wind farm should contribute to reduce the Bouskoura facility’s CO2 emissions by about 60,000 metric tons per year – or the amount of carbon captured by planting 1,100,000 trees.
•	Solar power generation. In December 2019, ST Bouskoura set up a solar carport (250 parking places), with 2,400 solar panels providing peak power of 672 kilowatts (kWp) and spanning some 4,000 square meters. With annual production of more than 1 gigawatt-hour of photovoltaic energy, this program reduces the site’s annual CO2 emissions by nearly 740 metric tons. The solar energy from this carport provides some of Bouskoura’s own power needs, to complement the power supplied by the wind farm.
•	Replacement of conventional light bulbs by LED lighting for the entire site. Kicked off in September 2020, this program will reduce the site’s annual power consumption by 1.3 GWh.

“Our electrical power purchases from the Oualidia wind farm complement our own generation of electricity by the solar carport, installed over a year ago,” noted Fabrice Gomez, General Manager of STMicroelectronics Bouskoura. “We are proud to call on renewable and local energy sources to help the Company reach its goal of carbon neutrality, while also supporting the Moroccan government’s commitment to the energy transition.”

Rajita D’Souza, President, Human Resources and Corporate Social Responsibility at STMicroelectronics, added, “STMicroelectronics has committed to procuring 100% of its energy needs from renewable sources by 2027, thanks to a combination of on-site solar power installations and agreements to purchase green-certified renewable energies. The use of electricity from wind power at our Bouskoura plant in Morocco marks a major step forward for our Group and reflects a trend that will be strengthened over time and expanded to include several of our sites.”

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	July 27, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services